

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





06030848



March 31, 2006

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/31/2006

Re: General Motors Corporation
Incoming letter dated February 7, 2006

Dear Ms. Larin:

This is in response to your letter dated February 7, 2006 concerning the shareholder proposal submitted to GM by Peter D. Moss. We also have received a letter from the proponent dated February 19, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Peter D. Moss
Moss for U.S. Senate '06
Fairfax, VT 05454-0413



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 7, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on October 18, 2005 from Peter D. Moss (Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. The proposal appears to support single payer health care.

General Motors intends to omit the proposal under Rule 14a-8(i)(f), since the proponent has not responded to a request for evidence of stock ownership or modified the proposal to satisfy the 500-word limitation of Rule 14a-8(d). In addition, the proposal may be omitted because it deals with health care, which relates to ordinary business matters and is therefore grounds for omission under Rule 14a-8(i)(7).

It is not entirely clear that Mr. Moss' letter was intended to submit a stockholder proposal under Rule 14a-8, since it appears on the letterhead of "Moss for U.S. Senate '06," is labelled "Open Letter," and is not in a proposal format. The letter began, "As a stockholder," and closed "Please add to the next proxy so we can support you in lobbying for single payer," however, so GM sent Mr. Moss a letter (Exhibit B) notifying him that if he had intended to submit a proposal under Rule 14a-8, his submission was defective in two regards. First, a "Peter D. Moss" was included in GM's stock ownership records only as trustee for Barbara M. Moss, who owns two shares. GM's letter therefore requested evidence of any additional stock ownership that would satisfy the ownership requirements of Rule 14a-8(b)(1) and described what type of evidences would be acceptable under Rule 14a-8(b)(2)(i) and (ii). A copy of Rule 14a-8 was included with GM's letter. Second, the letter pointed out the 500-word limitation set forth in the answer to Question 4 of the Rule, and requested Mr. Moss to identify which portion of his communication was intended to be the proposal and to modify it as necessary to consist of not more than 500 words.

GM's letter was sent to Mr. Moss by Express Mail to the post office box on his letterhead, and the Postal Service has informed us that he signed for the letter on October 27, 2005 (Exhibit C). We have not received any response from Mr. Moss. Accordingly, we intend to omit this proposal (assuming that this was intended to be a submission under Rule 14a-8) under subsection (1) of the answer to Question 6 of the Rule.

Mr. Moss does not point to any connection between his advocacy of single payer health care and General Motors, but the proposal is likely to have been submitted to GM with regard to the health care insurance it provides as a benefit to its employees and retirees. As a general matter, proposals dealing with employee benefits have been treated as dealing with ordinary business and therefore excludable under Rule 14a-8(i)(7). See, e.g., BellSouth Corporation (January 3, 2005); International Business Machines Corporation (December 20, 2004). Proposals that deal with health care benefits and costs and with the effect of changes in health insurance costs have accordingly been deemed excludable as relating to ordinary business operations. See, e.g., International Business Machines Corporation (January 13, 2005) (requesting a board report on the competitive impact of rising health insurance costs); Sprint Corporation (January 28, 2004); SBC Communications Inc. (January 9, 2004). Even a proposal that deals with health care costs in a broader context, requiring the company to provide information about health costs and support the establishment of a national health insurance system, has been treated as ordinary business and therefore excludable. International Business Machines Corporation (January 21, 2002).

As a provider of health care benefits, GM is active in monitoring and attempting to reduce the costs of health care. Concerns about health care costs are handled by a variety of groups within GM including Human Resources and Labor Relations, Strategic Planning, Government Relations, and Public Policy. In addition, the Public Policy Committee of GM's Board of Directors has oversight over matters related to employee health and safety. Either viewed as a matter of employee benefits or as a significant expense in the Corporation's operations, health care costs are a routine part of General Motors' business. The current proposal about health care costs should be treated as relating to GM's ordinary business of providing employee benefits, and therefore excludable under Rule 14a-8(i)(7).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2006 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Peter D. Moss

EXHIBIT A

Not signed - Don't really know re Polis who it is from. If anything could be proxy item - but I think with it being labeled open letter it is just "advertising" lobbying ...

MOSS FOR U.S. SENATE '06
FAIRFAX, VERMONT 05454-0413
802-849-2108

October 9, 2005

OPEN LETTER

RECEIVED
OCT 18 2005
G.R. WAGONER, JR.

RECEIVED
OCT 20 2005
OFFICE OF SECRETARY
DETROIT

Mr. G. Richard Wagoner, Jr., CEO
General Motors Corp.
300 Renaissance Center
Detroit, MI 48265-3000

Dear Sir:

As a stockholder, I would like to offer you losers two words of advice:

SINGLE PAYER.

Questions? Read "UNINSURED IN AMERICA -- Life and Death in the Land of Opportunity," by Susan Starr Sered and Rushika Fernandopulle, University of California Press, April 2005.

Slow reader? Two conclusions from the book: (1) health care financing and employment must be severed and (2) health care financing is a government responsibility (as it is in 29 of 30 industrialized countries), not a personal or private or individual or employer or union responsibility (as in the U.S.).

Please add to next proxy so we can support you in lobbying for single payer. Thanks.

/s/ *Peter D. Moss*

To: A. Lanni
c: S. Colby

UNIVERSAL MEDICARE, NOT PRIVATE INSURANCE

American healthcare is known worldwide as the best. The only question about it is: How much healthcare can you afford? I would like to see American medicine not only the best but also the most affordable. This is not only to help everybody enjoy life to the fullest but also to relieve us from the worry of catastrophic medical emergencies and the choice of food v. medicine and rent vs. medicine so many indigents now face needlessly.


her HMO coverage ran out! they recommend a physician-assisted suicide

I oppose government healthcare except for the military and vets. But I favor government financing of all healthcare, military and civilian. If elected to the U.S. Senate in 2004, I will introduce a bill to provide Universal Medicare ABC to be known as UMA. It will extend Medicare to all nonsmoking Americans birth-to-death as an inalienable right and include: [A] hospital [B] medical and surgical and [C] comprehensive: at-home recovery, blood, clinical labs, dental, euthanasia/assisted suicide, experimental surgery and therapy, eyewear, family planning (parental notification under age 16), foreign travel medical emergencies, funeral expenses (lesser of cost or $5,000), hospice care, medical marijuana, nursing home care, optical, organ transplant, prescription drugs, preventive care, prosthesis sexual dysfunction therapy, substance withdrawal, and additional new services as they develop.
To be financed by paying into UMA: Medicare payroll taxes; current federal payments to Medicare and Medicaid; employers' contributions to private health insurance; states' share of Medicaid; private insurers' profit executive pay and administrative waste estimated over $300 billion; and a progressive Meditax on family income above $150, 000 per year, to make up any shortfall without deductibles or copays. Patients to have discretion to select doctors, hospitals, and specialists.

Only U.S. persons (citizens and Permanent residents) to be covered. Temporary visitors and students to be covered for emergency medicine only. Smokers to be excluded until they have been medically monitored smoke-free over 3 years. Persons opposed to UMA on philosophical or ideological grounds can renounce coverage every five years in writing but will still be liable for Meditax. Persons slandering Universal Medicare as socialism are to be denied benefits for five years from publishing the slander because they shouldn't have it both ways and slander is a cause of action, not free speech.

BOOK SUMMARY.

This is a collection of political essays and legislative proposals published in Vermont newspapers between 2001 and 2004. The author is a candidate for U.S. Senate and for Vermont Senate in the 2004 Vermont primary on September14,2004. The subject matter of the essays includes DEMOCRACY, the media, health care, justice, environment & energy, social security, and economics & employment. Many more essays on these and other subjects can beviewed on the Internet at www.petermoss.org. Mr.Moss is a proservative or Lincoln Republican and believes that the (com) passionate conservatives have high-jacked the GOP and are concealing their pro-wealthy actions using Republican camouflage and mendacious rhetoric.


THE
CONSCIENCE OF A
PROSERVATIVE

PETER MOSS of Vermont for United States Senate

To vote for secure health care, secure employment, secure social security, justice for underdogs, and a clean environment, read this book and vote to legislate a better world.



BIOGRAPHICAL SKETCH. Peter Moss holds post-graduate degrees in chemical engineering (University of Rhode Island, 1955) and in business administration (University at Buffalo, 1964). He worked for Exxon, Allied Chemical, Chemical Construction Corp., BASF, Armour Pharmaceutical, and American Hoechst. After 34 years in the private sector, in 1986 he joined the U.S. Environmental Protection Agency as technical advisor to the Region 2 Superfund until his retirement in 2000. His legal background is self-taught, from 40 years of pro se practice in federal and state courts. He lives in Fairfax, Vermont, with Barbara, his wife of 39 years.

TO ORDER BOOK AT A DISCOUNT, CALL XLIBRIS, TOLL-FREE 1-888-795-4274 AND REQUEST BOOK 24673-MOSS

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EXHIBIT B



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

flc

October 26, 2005

BY OVERNIGHT MAIL
Peter D. Moss
Moss for U.S. Senate '06
Fairfax, VT 05454-0413

Dear Mr. Moss:

On October 18, 2005 General Motors received your letter dated October 9 regarding health care. It was not clear to us if you intended to submit a proposal for inclusion in GM's proxy statement for its next annual meeting. If you did, your submission was defective in two ways. As explained in the enclosed copy of Rule 14a-8, which sets out the SEC's requirements for submitting a proposal to be included in the proxy statement, you will have 14 days from when you receive this letter to send us the corrections for these defects.

Rule 14a-8 requires that a stockholder must have owned stock worth at least $2000 for at least one year (see Question 2(1)). GM's transfer agent has been able to confirm only that Peter D. Moss owns two shares of GM common stock as trustee for Barbara M. Moss. We recognize that it is possible, however, that you beneficially own additional shares through a "record holder" (such as a broker). Please provide us with evidence that you own additional stock that satisfies the stock ownership requirement. Subsections (2)(i) and (ii) of Question 2 describe the types of evidence that would be acceptable:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have have filed one of those documents

MC 482-C23-De24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000 with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement;

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

In addition, please note that Question 4 states that the proposal including any supporting statement may not exceed 500 words. We were not certain which portion of your letter should be considered your submission, so please identify the proposal and supporting statement and ensure that together they do not contain more than 500 words.

As metioned above, Question 6(1) of the enclosed Rule requires that you must send your revised proposal and the evidence of your stock ownership no later than 14 days after you receive this letter.

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure – (Rule 14a-8)

EXHIBIT C

UNITED STATES POSTAL SERVICE®

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Label/Receipt Number: **EQ32 2575 424U S**
Detailed Results:

- **Delivered, October 27, 2005, 4:35 pm, FAIRFAX, VT 05454**
- **Arrival at Unit, October 27, 2005, 9:14 am, ESSEX JUNCTION, VT 05452**
- **Enroute, October 27, 2005, 9:07 am, ESSEX JUNCTION, VT 05452**
- **Enroute, October 26, 2005, 7:16 pm, DETROIT, MI 48242**
- **Acceptance, October 26, 2005, 12:27 pm, DETROIT, MI 48243**

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UNITED STATES
POSTAL SERVICE

Date: 02/07/2006

Fax Transmission To: Postal Customer
Fax Number: 313-665-4978

Dear: Postal Customer:

The following is in response to your 02/07/2006 request for delivery information on your Express Mail item number EQ32 2575 424U S. The delivery record shows that this item was delivered on 10/27/2005 at 04:35 PM in FAIRFAX, VT 05454to P MOSS. The scanned image of the recipient information is provided below.

Signature of Recipient: Delivery Section

Peter D. Moss

Address of Recipient: PO Box 43

Thank you for selecting the Postal Service for your mailing needs. If you require additional assistance, please contact your local Post Office or postal representative.

Sincerely

United States Postal Service

2-19-06

Chief Counsel, Corp. Finance
U.S. SEC, 100 F. St. NW 20549

This is late and handwritten due to a painful medical condition. Single payer financing of national health care is not part of GM's ordinary business, so the IBM citations are cited by a law school damaged mind. Similarly, my stockholdings and 500-word format are unworthy of response.

All of GM's foreign competitors have national single payer and zero health care costs. GM spent $6-billion on this last year and will not survive. Good riddance.

I have been a GM stockholder since 1964 (because in 1962 they sold me one of the first Chevrolemon Corvettes). Never once in these 42 years has GM embraced a stockholder proposal. Clearly nobody has any brains outside of GM management.

My only regret now is the time and postage I wasted on these muleishly stubborn and intransigent jerks.

Peter D. Moss
05454-0413
802-849-2108

RECEIVED
2006 MAR -2 AM 11:27
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 31, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 7, 2006

The proposal relates to healthcare financing.

To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that GM may exclude the proposal under rule 14a-8(f). We note your representation that the proponent failed to supply, within 14 days of receipt of GM's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). We also note your representation that GM's request included a copy of rule 14a-8. Accordingly, we will not recommend enforcement action to the Commission if GM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GM relies.

Sincerely,



Gregory Belliston
Attorney-Adviser